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Filed by: Private Business, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Private Business, Inc.
Commission File No. 000-25959



Contacts:

Tom Black                                   G. Lynn Boggs
Chief Executive Officer                     Chairman and Chief Executive Officer
Private Business, Inc.                      Towne Services, Inc.
615/565-7382                                678/475-5200



                 PRIVATE BUSINESS, INC. AND TOWNE SERVICES, INC.
                       RESCHEDULE SHAREHOLDER MEETING DATE


NASHVILLE, TENN AND SUWANEE, GA. (JULY 13, 2001) - Private Business, Inc. (NASDAQ:PBIZ) and Towne Services, Inc. (NASDAQ:TWNE) today announced that they have rescheduled the date for their respective shareholder meetings to August 9, 2001. On April 16, 2001, both companies announced that they had signed a definitive agreement to merge.

         As previously announced on May 31, 2001, Towne Services and Private Business rescheduled their meetings to July 27, 2001 to allow Towne to resolve certain issues with respect to a securities class action lawsuit against Towne. The issues have now been addressed to the satisfaction of Private Business and Towne. The companies anticipate mailing a Joint Proxy Statement/Prospectus to their shareholders shortly. The Joint Proxy Statement/Prospectus will include a Supplement dated today that describes the issues in more detail.

         The merger is subject to customary closing conditions, including approval of the shareholders of both companies at their annual meetings. The agreement is structured as a tax-free exchange of shares of common stock of Private Business for Towne common stock, and is now expected to close in August 2001.

         Tom Black, Chief Executive Officer of Private Business said, "We are satisfied with the current resolution of the issues, and we look forward to proceeding with the shareholder meetings. We are excited about the opportunities created by this combination, and both companies can now concentrate on finding ways to effectively and efficiently manage the combined organization." Lynn Boggs, Chairman and Chief Executive Officer of Towne, commented, "We are excited to have brought closure to the issues. We can now focus our attention on realizing the operating synergies that exist between the two companies with the ultimate goal being to maximize the shareholder value of the combined company."

         Towne Services, Inc., based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. Towne delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         Private Business, Inc., based in Brentwood, Tennessee, is a leading provider of technology-driven solutions that help banks manage accounts receivable financing for small businesses. The company's principal product, Business Manager, is based on software, marketing services, and online electronic transaction processing offered through a nationwide client network of banks, providing cash flow to thousands of small businesses across the U.S. by enabling them to sell their receivables to the bank.



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         WE URGE INVESTORS AND SECURITY HOLDERS TO READ PRIVATE BUSINESS'S
REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS SUPPLEMENTED, AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these and other documents relating to the transaction at the SEC's web site at www.sec.gov. The documents filed with the SEC by Private Business may also be obtained free of charge from Private Business by directing a request to Private Business, Inc., 9010 Overlook Boulevard, Brentwood, Tennessee 37027, Attention Investor Relations: (615) 565-7374. The documents filed with the SEC by Towne may also be obtained free of charge from Towne by directing a request to Towne Services, Inc., 3950 Johns Creek Court, Suite 100, Suwanee, Georgia, 30024, Attention Investor Relations:
(678) 475-5200. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS SUPPLEMENTED, CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Towne and Private Business, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Towne and Private Business in connection with the merger. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF TOWNE AND THEIR OWNERSHIP OF TOWNE STOCK, ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF PRIVATE BUSINESS AND THEIR OWNERSHIP OF PRIVATE BUSINESS STOCK, AND ABOUT THE INTERESTS OF THOSE PARTICIPANTS IS SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS.

         This release contains several "forward-looking statements" concerning Private Business's and Towne Services's, prospects, strategies and financial condition, including future economic performance, intent, plans and objectives, and the likelihood of success in developing and expanding their respective businesses. These statements are based upon a number of assumptions and estimates that are subject to significant uncertainties, many of which are beyond the companies' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Neither company assumes any obligation to update this information. Factors that could cause actual results to differ materially are discussed in the companies' filings with the SEC, including their respective annual reports on Form 10-K for the year ended December 31, 2000, and include, among other factors, the timely development and market acceptance of products and technologies; whether either company or the combined companies can grow their revenues as planned; challenges in combining the two companies; the possible negative effects of lawsuits filed against Towne; whether either company or the combined company will continue to satisfy stock market listing standards; and competitive market conditions. There is no assurance that the merger will actually be consummated.



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